[WACHTELL, LIPTON ROSEN & KATZ LETTERHEAD]

November 19, 2009

Jessica Livingston

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	West Coast Bancorp
Preliminary Proxy Statement on Schedule 14A
Filed November 2, 2009
File No. 001-34509

Dear Ms. Livingston:

Set forth below are responses of West Coast Bancorp (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated November 16, 2009 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Proxy Statement.

The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company.

Proxy Statement

General

1.              We note that you discuss Proposals 1 and 2 in the sections titled, “Proposal 1” and “Proposal 2.”  Please create a similar section for Proposal 3.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 15 of the Amendment.

2.              Please include all of the Item 13 of Schedule 14A required financial information, including a pro forma presentation, or explain to us why you believe this information is not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 33 of the Amendment.

The Staff is supplementally advised that the section “Incorporation by Reference” beginning on page 33 of the Amendment, as revised, incorporates by reference portions of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 (the “Quarterly Report”) in response to Item 13 of Schedule 14A.  The Company plans to mail a copy of the Annual Report and the Quarterly Report to its shareholders along with the definitive Proxy Statement.  Because the matters to be acted upon are an increase to the authorized shares of common stock of the Company and the issuance of common stock by the Company, and the Company’s previous issuance of the preferred stock was for cash in an amount constituting fair value (as determined by arms-length negotiations between the Company and the Investors), the Company does not believe that a pro forma presentation would be material to shareholders.  The preferred stock issued to the investors is a convertible participating preferred stock that has common stock-like features (other than voting power) and that will automatically convert to common stock upon receipt of the shareholder approvals.

Questions and Answers, page 1

3.              Please create a question and answer discussing the effects of the proposals, such as dilution, on the rights of existing shareholders.  Disclose the percentage of common shares that would be held by the private placement investors if all preferred shares were converted into common.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 5 of the Amendment.

Questions:  What securities did the Company issue..., page 2

4.              Please expand to clarify the “mandatorily convertible” feature of the Class B and Class D Warrants.

Response:

The Staff is supplementally advised that the Class B and Class D Warrants are not mandatorily convertible.  In response to the Staff’s comment, we have revised the disclosure on page 2 of the Amendment.

5.              Replace the phrases “as described above” in the last bullet point with a description of how the conversion to common shares will occur.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Amendment.

6.              Please revise to disclose the number of Series B Preferred Stock underlying the Class D Warrants.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Amendment.

Questions:  How will the conversion of the preferred..., page 4

7.              We note that you state that the conversion price of the Series A Preferred Stock is subject to adjustment.  Please revise to describe these adjustments or to provide a cross-reference to the discussion elsewhere in the document.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 4 of the Amendment.

8.              Please revise to disclose the conversion price of the Series B Preferred Stock to common stock.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 4 of the Amendment.

9.              Please provide a graphic illustration of the conversion of preferred into common using the initial conversion price and other possible illustrative conversion rates.  Provide or cross reference a discussion of how the initial conversion price may change.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 4 of the Amendment.  The Staff is supplementally advised that the preferred stock have a single fixed conversion rate that is subject to customary anti-dilution adjustments.  The Amendment has been revised to reference the description of the anti-dilution provisions on page 25 of the Amendment.

Question:  What happens if the Shareholder Approvals..., page 4

10.       We note that in the first paragraph on page 5, you state that holders of the Class C warrants will continue to be able to exercise such warrants for Series B Preferred Stock if shareholder approval is received before March 1, 2010.  Please clarify that shareholder approval of the Proposals received before March 1, 2010 would have no effect on the Class C warrants.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 5 of the Amendment.

11.       We note in this section that you discuss the effect of shareholder approval received before March 1, 2010 on the Series A Preferred and the warrants.  However, please also discuss the effect of such approval on the Series B Preferred securities.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 5 of the Amendment.

Question:  What happens if either Shareholder Approval is not received..., page 5

12.       We note that you state that the Class B and D Warrants will be exercisable at an implied initial exercise price of $0.50 per underlying common share.  Please clarify whether if shareholder approval is not received before March 1, 2010, the Preferred securities underlying the Class B and D warrants can be converted into common stock.  Please also revise to disclose this information for the Class C warrants.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 6 of the Amendment.

What vote is required..., page 5

13.       Please revise to clarify that broker non-votes will not be counted as a vote at the meeting.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 6 of the Amendment.

Question:  How can I vote my shares?, page 6

14.       We note that you disclose that voting by telephone internet voting are available 24 hours a day for shares held through the West Coast Bancorp 401(k) Plan.  Please revise to disclose whether internet voting is available also for shares not held through the 401(k) Plan.

Response:

The Staff is supplementally advised that telephone and internet voting is available for all common shares, including those held through the West Coast Bancorp 401(k) Plan, but the cutoff time for voting is earlier for those shares held through the West Coast Bancorp 401(k) Plan.  In response to the Staff’s comment, we have revised the disclosure on page 7 of the Amendment to make this more clear.

15.       Please revise to disclose when proxy cards must be received by the company to be voted at the meeting.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 7 of the Amendment.

Recent Developments, page 8

16.       It is inappropriate to qualify in its entirety by reference to the Order to Cease and Desist, the Stipulation and Consent to the Issuance of the Order to Cease and Desist and the Tax Benefit Preservation Plan.  You are responsible for the accuracy of the summaries.  Please revise to remove the “qualify in its entirety” language or append the documents.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 10 of the Amendment.

Background of the Proposals, page 11

17.       Clarify in the second full paragraph on page 12 whether, in the event shareholder approvals are not obtained by March 1, 2010 and the Class B and D Warrants are exercised for preferred shares, those preferred shares are convertible into common shares.  Disclose how the conversion to common stock will occur and any applicable procedures and limitations.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 12 of the Amendment.

Proposal 2, page 14

18.       Please revise to discuss the warrants in this section.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 14 of the Amendment.

19.       Please revise to discuss the information require by Item 12(b) of Schedule 14A.

Response:

The Staff is supplementally advised that there is no action to be taken at the Company’s special meeting with respect to an exchange of securities and therefore the Company does not believe that

Item 12(b) of Schedule 14A is applicable.  The conversion of the preferred stock and issuance of common stock will automatically occur upon receipt of the approval of the common shareholders—the holders of the preferred stock will not be voting as preferred holders on whether they receive common stock upon conversion of their preferred stock.

Vote Required, page 16

20.       We note that you state that if a quorum is present, an abstention will not count as a vote against any of the proposals.  Please revise to discuss how abstentions will be treated, if a quorum is not present for Proposal 3.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 17 of the Amendment.

Exercise of Warrants, page 25

21.       Please revise to discuss whether if shareholder approval is not received by March 1, 2010, whether the preferred underlying the warrants will be eligible to receive the Special Dividend.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 26 of the Amendment.

Security Ownership Table, page 27

22.       Please fill in all blanks.

Response:

In response to the Staff’s comment, we have revised the disclosure starting on page 28 of the Amendment.

Investment Agreement, page A-i

23.       It appears that you have not included all of the exhibits to the Investment Agreement.  Please confirm that you have disclosed in the proxy all material terms to these exhibits.

Response:

The Staff is supplementally advised that the material terms of the exhibits to the Investment Agreement have been disclosed in the Proxy Statement.  In addition, Exhibits A through D are included as Annexes to the Proxy Statement and Exhibits H and I were filed by the Company as exhibits to the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 26, 2009 and October 28, 2009.

* * * * * *

The Company has authorized us to acknowledge on its behalf that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc:           Richard R. Rasmussen, Esq., West Coast Bancorp